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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of
Management Investment Companies Pursuant to Rule 17f-2 [17 CFR 270.17f-2]























INDEPENDENT ACCOUNTANTS' REPORT
To the Board of Trustees of Equity Long/Short Opportunities Fund:
We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Equity Long/Short Opportunities Fund (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2019, with respect to securities reflected in the investment account of the Fund. The Fund's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.
Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion. Included among our procedures were the following tests performed as of March 31, 2019, and with respect to agreement of security purchases and sales, for the period from January 31, 2019 (the date of our last examination) through March 31, 2019:
1. Confirmation of all investments held by the Fund, including receivables from investments in Sub-Funds with the transfer agent or with the underlying fund managers or their representatives without prior notice;

2. Reconciliation of all investments held by the Fund, including receivables from investments in Sub-Funds with the books and records of the Fund with the transfer agent or with the underlying fund managers or their representatives;

3. There were no purchases of securities during the period. There were no sales of securities during the period since our last report from the books and records of the Fund to subscription or redemption notices or other notices from the underlying fund manager.

Our examination does not provide a legal determination on the Fund's compliance with specified requirements

In our opinion, management's assertion that Equity Long/Short Opportunities Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2019 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Equity Long/Short Opportunities Fund and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.
/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
July 23, 2019



Management's Assertion Regarding Equity Long/Short Opportunities Fund's Compliance with Rule 17f-2 Under the Investment Company Act of 1940
We, as members of management of Equity Long/Short Opportunities Fund (the "Fund"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2019, and from January 31, 2019 (the date of last examination) through March 31, 2019.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2019, with respect to securities reflected in the investment accounts of the Fund.

Equity Long/Short Opportunities Fund
By:
/s/ Robert Morgan
Robert Morgan
President, Equity Long/Short Opportunities Fund
July 23, 2019

/s/ Tracy Dotolo
Tracy Dotolo
Principal Financial Officer, Equity Long/Short Opportunities Fund
July 23, 2019